UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2024

Commission File Number 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, Second Floor
No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑        Form 40 F ☐

Notice of Failure to Satisfy a Continued Listing Rule or Standard

On July 19, 2024, Sify Technologies Limited (the “Company”) received a letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) indicating that, based upon the closing bid price of the Company’s American Depositary Shares (“ADSs”) for the last 31 consecutive business days, the Company did not meet the minimum bid price of $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2). The letter also indicated that, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company will be provided with a compliance period of 180 calendar days, or until January 15, 2025, to regain compliance with the bid price requirement. If at any time before January 15, 2025, the bid price of the Company’s ADSs closes at or above $1.00 per ADS for a minimum of ten consecutive trading days, Nasdaq will provide written notification that the Company has achieved compliance with the bid price requirement, and the matter will be closed.

The notice has no immediate effect on the listing of the ADSs, which continue to trade on the Nasdaq Capital Market under the symbol “SIFY”.

In the event the Company does not regain compliance by January 25, 2025, the Company may be eligible for additional time to regain compliance. To qualify, the Company would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, except for the bid price requirement. The Company would also be required to provide written notice to Nasdaq of its intent to cure the deficiency during this second compliance period. If it appears to the Nasdaq staff that the Company will not be able to cure the deficiency or if the Company is otherwise not eligible, Nasdaq would provide notice to the Company that its ADSs would be subject to delisting. At that time, the Company may appeal the Nasdaq staff’s delisting determination to a Nasdaq Hearings Panel.

The Company intends to actively monitor the closing bid price of its ADSs and will evaluate available options to regain compliance with the bid price requirement. However, there can be no assurance that the Company will be able to regain compliance with the bid price requirement or maintain compliance with any of the other Nasdaq continued listing requirements.

The Company issued a press release on July 24, 2024 announcing receipt of the minimum bid price deficiency notification from Nasdaq. A copy of this press release is attached hereto as Exhibit 99.1.

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EXHIBIT INDEX

Exhibit No.
99.1	Press Release Announcing Nasdaq Bid Price Deficiency Notice

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2024

SIFY TECHNOLOGIES LIMITED

By:	/s/ M P Vijay Kumar
Name: M P Vijay Kumar
Title: Executive Director and Chief Financial Officer

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